EXHIBIT 12.01
HARTFORD LIFE, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2005	2004	2003	2002	2001

Earnings	$1,440	$1,510	$949	$567	$765
Add:
Fixed charges
Interest expense	80	97	117	112	104
Interest factor attributable to rentals	9	10	11	10	11

Total fixed charges	89	107	128	122	115
Interest credited to contractholders	5,671	2,481	1,120	1,048	1,050

Total fixed charges including interest credited to contractholders	5,760	2,588	1,248	1,170	1,165

Earnings, as defined	1,529	1,617	1,077	689	880

Earnings, as defined, including interest credited to contractholders	7,200	4,098	2,197	1,737	1,930

Ratios
Earnings, as defined, to total fixed charges	17.2	15.1	8.4	5.6	7.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.3	1.6	1.7	1.5	1.7